Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed financial information as of and for the three and nine months ended September 30, 2017 included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2016 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “AC Immune” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to AC Immune SA.

We prepare and report our financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of November 13, 2017.

Property, plant and equipment

	As of September 30, 2017	As of December 31, 2016	Change
	(in CHF thousands, unaudited)
Furniture	85	81	4
Computers/IT	599	298	301
Lab Equipment	4,156	2,793	1,363
Leasehold Improvements	249	103	146
Total Property, plant and equipment	5,089	3,275	1,814
Accumulated Depreciation	(2,555)	(2,155)	(400)
Total	2,534	1,120	1,414

The Company continues to enhance its laboratory equipment to support its research and development functions. This effort has accelerated since the year ended December 31, 2016, with CHF 1.4 million invested in lab equipment representing a 49% increase. This is consistent with the Company’s long term strategic plan. Additionally, the Company’s investments in computers and IT have increased by CHF 301 thousand or 101% with the hiring of new employees and enhancements to its infrastructure.

Results of Operations

Comparison of the Three and Nine months ended September 30, 2017 and 2016

Revenues

AC Immune generated revenues of CHF 1.1 million in the three months ended September 30, 2017, a decrease of CHF 259 thousand over the comparable period in 2016. AC Immune generated revenues of CHF 3.8 million in the nine months ended September 30, 2017, a decrease of CHF 18.0 million over the comparable period in 2016.

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The following table summarizes our revenues during the three and nine months ended September 30, 2017 and 2016:

	For the Three Months Ended September 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Collaboration and license revenue	1,074	1,333	(259)
Total revenues	1,074	1,333	(259)

	For the Nine Months Ended September 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Collaboration and license revenue	3,834	21,784	(17,950)
Total revenues	3,834	21,784	(17,950)

For the three months ended September 30, 2017, the decrease in collaboration revenues compared to the three months ended September 30, 2016 was principally due to recognition of CHF 382 thousand from the technology access fee paid by Biogen that was not repeated in the current fiscal quarter. In the three months ended September 30, 2017, the Company recognized CHF 0.8 million in research contribution revenues related to the Alpha synuclein and TDP-43 PET Imaging Tracers from the Biogen collaboration.

For the nine months ended September 30, 2017, the decrease in collaboration revenues was principally due to two milestones reached in the comparable period in fiscal 2016. The Company recorded CHF 4.9 million for reaching a clinical milestone in a Phase 1b study in its agreement with Janssen. The Company also recognized CHF 14 million from its Anti-tau antibody agreement with Genentech as the first patient had been injected with the anti-tau antibody. For the nine months ended September 30, 2017, the Company recognized a EUR 1 million (CHF 1.1 million) milestone payment invoiced to Piramal Imaging for the initiation of “Part B” of the first-in-man phase 1 clinical trial for PSP (Progressive Supranuclear Palsy) and CHF 2.7 million from the technology access fee and research contribution revenues related to the Alpha-synuclein and TDP-43 PET Imaging Tracers Biogen collaboration.

Research and Development Expenses

Research and development activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements share costs for the development of our product candidates differently. We have completed our research and development spending in both of our Genentech collaborations. Janssen will be responsible for the full development cost from the completion of the first Phase 2 clinical trial. In addition to these arrangements, we expect that our total future research and development costs will continue to increase over current levels in line with our three-pillar strategy that focuses on Alzheimer`s disease, neuro-orphan indications and diagnostics.

For the three and nine months ended September 30, 2017, research and development expenses totaled CHF 8.2 million and CHF 22.5 million, respectively, compared with CHF 7.7 million and CHF 18.7 million for the same periods in 2016, respectively. This represents an increase of CHF 499 thousand and CHF 3.8 million, respectively. The following tables present the research and development expenses during the three and nine months ended September 30, 2017 and 2016:

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	For the Three Months Ended September 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Operating expenses(1)	5,886	5,239	647
Salaries and related costs(2)	2,309	2,457	(148)
Total research and development expenses	8,195	7,696	499

	For the Nine Months Ended September 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Operating expenses(1)	15,684	12,985	2,699
Salaries and related costs(2)	6,824	5,729	1,095
Total research and development expenses	22,508	18,714	3,794

(1) Includes depreciation expense

(2) Includes share-based compensation expense

The increase in research and development programs is primarily driven by the new discovery programs and the two ACI 24 programs. The following tables present the research and development expenses by major development program during the three and nine months ended September 30, 2017 and 2016:

	For the Three Months Ended September 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Alzheimer’s disease	2,892	2,488	404
Non-Alzheimer’s diseases	608	720	(112)
Diagnostics	374	351	23
Discovery	1,632	1,438	194
Total programs	5,506	4,997	509
R&D expenses not allocated to specific programs	2,689	2,699	(10)
Total	8,195	7,696	499

	For the Nine Months Ended September 30,
	2017	2016	Change
Alzheimer’s disease	6,860	7,470	(610)
Non-Alzheimer’s diseases	1,974	1,393	581
Diagnostics	1,119	767	352
Discovery	4,738	2,656	2,082
Total programs	14,691	12,286	2,405
R&D expenses not allocated to specific programs	7,817	6,428	1,389
Total	22,508	18,714	3,794

The CHF 0.6 million decrease in investments in Alzheimer’s disease programs for the nine months ended September 30, 2017, predominantly relates to two different royalty license fees totaling CHF 0.6 million to KU Leuven for AC Immune achieving multiple milestones.

AC Immune also incurred a CHF 0.9 million increase in expenditures in the nine month period for one of its Discovery programs compared to the comparable period in 2016.

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General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, professional fees including legal and accounting related services and other operating expenses.

General and administrative expenses amounted to CHF 2.5 million and CHF 7.0 million in the three and nine months ended September 30, 2017 compared with CHF 1.7 million and CHF 4.5 million in the same periods in 2016, respectively. This represents an increase of CHF 0.8 million and CHF 2.6 million for the respective periods. The increase is predominantly associated with operating as a public company, specifically increases to operating and salary related expenses for the three and nine months ended September 30, 2017. The following tables present the general and administrative expenses for the three and nine months ended September 30, 2017 and 2016:

	For the Three Months Ended September 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Operating expenses	784	505	279
Salaries and related costs(1)	1,735	1,208	527
Total general and administrative expenses	2,519	1,713	806

	For the Nine Months Ended September 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Operating expenses	2,829	2,195	634
Salaries and related costs(1)	4,224	2,269	1,955
Total general and administrative expenses	7,053	4,464	2,589

(1) Includes share-based compensation expense

Related-Party Transactions

Related parties comprise of the Board of Directors and the Executive Management.

	For the Three Months Ended September 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Short-term employee benefits(1)	616	467	149
Post-employment benefits	35	39	(4)
Share-based compensation	461	52	409
Total	1,112	558	554

	For the Nine Months Ended September 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Short-term employee benefits(1)	1,860	1,451	409
Post-employment benefits	106	116	(10)
Share-based compensation	583	82	501
Total	2,549	1,649	900

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(1)	The short-term employee benefits for the three and nine months ended September 30, 2016 were revised to conform to current period presentation. Short-term employee benefits comprise of salaries, bonus, social security and expense allowances.

The Company granted 257,916 options for the three and nine months ended September 30, 2017, respectively, to Executive Management of the Company.

For the three and nine months ended September 30, 2017, the Company granted 125,332 Restricted Stock Units to certain members of the Board of Directors and Executive Management.

For the nine months ended September 30, 2017, the Company granted 4,023 Restricted Shares as part of a Restricted Share Award to one of our Directors in accordance with our 2016 Stock Option and Incentive Plan.

Finance results, net

The following table presents the net financial income and expenses during the three and nine months ended September 30, 2017 and 2016:

	For the Three Months Ended September 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Interest expense	(11)	—	(11)
Foreign currency remeasurement gain/(loss), net	800	(932)	1,732
Other finance costs	58	(94)	152
Finance result, net	847	(1,026)	1,873

	For the Nine Months Ended September 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Interest expense	(88)	—	(88)
Foreign currency remeasurement gain/(loss), net	(4,843)	(727)	(4,116)
Other finance costs	83	(208)	291
Finance result, net )	(4,848)	(935)	(3,913)

In the three and nine months ended September 30, 2017, the Company reported CHF 0.8 million in net financial income and a CHF 4.9 million net financial loss compared with a net financial loss of CHF 1.0 million and CHF 0.9 million in the same periods in 2016, a difference of CHF 1.9 million and CHF 3.9 million, respectively.

The key driver for the higher financial income during the three months ended September 30, 2017 is the change in net foreign currency remeasurement gains and losses. The Company incurred a CHF 0.9 million net finance loss for the prior period compared to a CHF 0.8 million net finance gain for the current period related to foreign currency cash balances due to a strengthening of the USD relative to the CHF in the current period.

For the nine months ended September 30, 2017, the Company incurred net financial losses related to foreign currency remeasurement of CHF 4.8 million compared to net financial losses of CHF 727 thousand in the prior period, accounting for a CHF 4.1 million variance. This was due primarily to a weakening of the USD compared to the CHF for the first half of 2017.

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Earnings/(loss) per share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
in CHF thousands except share and per share data
Net income/(loss) attributable to equity holders of the Company	(8,793)	(9,102)	(30,575)	(2,329)
Earnings/(loss) per share (EPS):
Basic and diluted earnings/(loss) for the period attributable to equity holders	(0.15)	(0.18)	(0.54)	(0.05)
Weighted-average number of shares used to compute EPS basic and diluted attributable to equity holders	57,164,145	49,543,058	57,023,032	47,993,347

For the three and nine months ended September 30, 2017 and 2016 basic and diluted earnings per share is based on the weighted average number of shares issued and outstanding. Weighted-average shares outstanding excludes antidilutive shares underlying options, non-vested restricted shares and non-vested restricted share units that totaled 1,277,145 and 1,935,752 from the computation of diluted income (loss) per common share for the three months ended September 30, 2017 and 2016, respectively. Weighted-average shares outstanding excludes antidilutive shares underlying options, non-vested restricted shares and non-vested restricted share units that totaled 1,519,964 and 1,921,010 from the computation of diluted income (loss) per common share for the nine months ended September 30, 2017 and 2016, respectively.

Liquidity and Capital Resources

Our operations have been financed primarily by proceeds from the collaboration and license agreements we have with a number of partners (including Genentech, Janssen and Piramal Imaging) research grants awarded to us and net proceeds from the issuance of common shares and preferred shares including the net proceeds raised in our initial public offering (“IPO”) in the third quarter of fiscal 2016. As of September 30, 2017, we had cash and cash equivalents of CHF 117.2 million. In addition, subsequent to the end of our third quarter of fiscal 2017 in November 2017, we became eligible to receive a milestone payment of CHF 14 million upon the dosing of the first patient in a Phase 2 clinical trial for Alzheimer’s disease (AD) the anti-Tau monoclonal antibody RO7105705 under a collaboration agreement with Genentech. This is the third milestone payment under the 2012 strategic collaboration and licensing agreement with Genentech for anti-Tau antibodies for the treatment of AD and other neurodegenerative diseases and is expected to be paid in the fourth quarter of fiscal 2017.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related expenses, and other operating expenses including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with a number of our product candidates in various stages of clinical development including co-funding ACI-35 to the end of the ongoing Phase 1b clinical study, material increases in spending on ACI-24 in AD to fund a Phase 2 study, ACI-24 in Down syndrome, our PET imaging candidates focused on alpha-synuclein and TDP-43 which we are developing together with Biogen and a number of research initiatives focused on neurodegenerative orphan diseases other than AD.

We plan to continue to fund our operating and capital funding needs through proceeds received from collaboration and licensing agreements and through equity or other forms of financing. We may also consider entering into additional collaboration agreements and selectively partnering for clinical development and commercialization.

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Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the Nine Months Ended September 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Net cash provided by (used in):
Operating activities	(28,453)	1,272	(29,725)
Investing activities	(1,835)	(613)	(1,222)
Financing activities	143	81,259	(81,116)
Net change in cash and cash equivalents	(30,145)	81,918	(112,063)

Operating activities

Net cash used in operating activities was CHF 28.5 million for the nine months ended September 30, 2017 compared with net cash provided by operating activities of CHF 1.3 million for the nine months ended September 30, 2016. The change in cash used in operating activities in the first nine months of 2017 was due to (i) the Company’s reporting net loss of CHF 30.6 million for the nine months ended September 30, 2017 compared with net loss of CHF 2.3 million for the same period in 2016 driven by (i) higher milestone revenues in 2016 compared to 2017 (ii) the increase in research and development costs in the first nine months of 2017, and (iii) the net decrease in accounts payable and accrued expenses due to increased research expense payments in the first nine months of 2017 compared to the same period for 2016.

Investing activities

Net cash used in investing activities rose to CHF 1.8 million for the nine months ended September 30, 2017 compared with net cash used in investing activities of CHF 0.6 million in the nine months ended September 30, 2016 due to increased capital expenditures to strengthen our manufacturing and research infrastructure.

Financing activities

Net cash provided by financing activities was CHF 143 thousand for the nine months ended September 30, 2017 compared with net cash provided by financing activities of CHF 81.2 million for the nine months ended September 30, 2016. The decrease is driven by the cash inflow from our Initial Public Offering in the third quarter of fiscal 2016 and our Series E Financing.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of and commercialize our current or any future product candidates. As of September 30, 2017, we had cash balances totaling CHF 117.2 million. The decrease relative to December 31, 2016 is due to an increase in research and development spending on our major discovery and development programs and the strengthening of the company’s infrastructures, systems and organization. There can be no certainty as to the exact timing, or in fact, whether any future milestone payments will ever be made given that these milestone payments are contingent on clear milestones being reached. Accordingly, assuming we do not receive potential milestone payments and based upon our currently contemplated research and development strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements up to the first quarter of 2019.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need

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to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our pre-clinical and clinical studies and other related activities, according to our long-term strategic plan;

•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	The cost, timing and outcomes of regulatory approvals;

•	The costs and timing of establishing sales, marketing and distribution capabilities;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	The emergence of competing technologies or other adverse market developments; and

•	The potential cost and timing of managing and protecting our portfolio of intellectual property.

Quantitative and Qualitative Disclosures about Market Risk

During the nine months ended September 30, 2017, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2021) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than USD 1.0 billion in annual revenue, have more than USD 700 million in market value of our common shares held by non-affiliates or issue more than USD 1.0 billion of non-convertible debt over a three-year period.

Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use Adjusted Income (Loss) and Adjusted Earnings (Loss) per share when monitoring and evaluating our operational performance. Adjusted Income (Loss) is defined as income (loss) for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted Earnings (Loss) per share is defined as Adjusted Income (Loss) for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive

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management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or as substitutes for our IFRS financial measures and should be read in conjunction with AC Immune’s financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net income (loss). The following table reconciles net income (loss) to Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share for the periods presented:

Reconciliation of Income/(Loss) to Adjusted Income/(Loss) and

Earnings/(Loss) Per Share to Adjusted Earnings/(Loss) Per Share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
in CHF thousands except for share and per share data
Income/(Loss)	(8,793)	(9,102)	(30,575)	(2,329)
Adjustments:
Non-cash share-based payments (a)	570	200	824	350
Foreign currency (gains)/losses (b)	(800)	932	4,843	727
Adjusted Income/(loss)	(9,023)	(7,970)	(24,908)	(1,252)

Earnings/(Loss) per share – basic and diluted	(0.15)	(0.18)	(0.54)	(0.05)
Adjustment to earnings/(loss) per share – basic and diluted	(0.01)	0.02	0.10	0.02
Adjusted Earnings (Loss) per share – basic and diluted	(0.16)	(0.16)	(0.44)	(0.03)
Weighted-average number of shares used to compute Adjusted Earnings (Loss) per share – basic and diluted	57,164,145	49,453,058	57,023,032	47,993,347

(a)	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

(b)	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

Adjustments for the three and nine months ended September 30, 2017 were CHF 230 thousand in net gains and CHF 5.7 million in net losses, respectively. These were largely due to foreign currency remeasurement gains and losses of CHF 800 thousand and CHF 4.8 million, respectively, predominantly related to the cash balance of the Company as a result of a weakening of the US Dollar against the Swiss Franc for most of the first half of the year offset by gains in the third quarter. The Company also recorded CHF 0.6 million and CHF 0.8 million for the three and nine months, respectively, for share-based compensation expenses.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or

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current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our annual report on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described under the sections in the our annual report on Form 20-F entitled “Risk Factors” and this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

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